Exhibit 99.8

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Mogo Inc.

We consent to the use of our report, dated March 23, 2022, with respect to the consolidated financial statements of Mogo Inc. as of December 31, 2021 and 2020 and for each of the years in the two-year period ended December 31, 2021 as included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such report in the following registration statements of Mogo Inc.:

▪	Registration statement – Form S-8 – File No. 333-225733
▪	Registration statement – Form F-10/A – File No. 333-254791

/s/ KPMG LLP

Chartered Professional Accountants

March 23, 2022

Vancouver, Canada

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